Exhibit 99.1

News release…

Date: 6 April 2004
Ref: PR359g

Approval of Escondida sulphide leach copper project

The owners of the Escondida copper mine in northern Chile today announced approval of the US$870 million (Rio Tinto share US$261 million) Escondida sulphide leach project in Chile.

The project will produce 180,000 tonnes (Rio Tinto share 54,000 tonnes) of copper cathode per annum for more than 25 years and is scheduled to begin production during the second half of 2006.

This investment will enable the processing of an estimated 1.134 billion tonnes of low grade (0.52 per cent average Cu grade) sulphide material from the Escondida and Escondida Norte pits which would otherwise be mined as waste.

Water supply will come from a 500 litre per second desalination plant to be constructed at the Escondida port site of Coloso near Antofagasta, Chile. Escondida is pioneering the use of desalination for process water in this arid region of Chile.

The other owners are BHP Billiton, who is also the operator, with a 57.5 per cent interest in the mine; Japan Escondida Corporation (owned beneficially by Mitsubishi Corporation, Mitsubishi Materials Corporation and Nippon Mining and Metals Company Limited) with a 10 per cent interest; and International Finance Corporation (2.5 per cent).

The information in this report that relates to ore reserves is based on information compiled by Dr. Jonathan M. Gilligan Ph.D., B.Sc. (Hons), FGS, MAusIMM, who is a member of the Australian Institute of Mining and Metallurgy and is a full time employee of Minera Escondida Ltda. Dr Gilligan has sufficient experience, which is relevant to the style and type of deposit and to the activity that he is undertaking to qualify as a Competent Person as defined in the 1999 edition of the "Australasian Code for Reporting of Minerals Resources and Ore Reserve”. The Competent Person consents to the inclusion in this report of the matters based on their information in the form and context in which they appear.

Cont…/

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